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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 5)

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934
                                      and

                                 SCHEDULE 13D*
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934

                                 WAVERLY, INC.

                           (Name of Subject Company)

                              MP ACQUISITION CORP.

                        WOLTERS KLUWER U.S. CORPORATION

                               WOLTERS KLUWER NV

                                   (Bidders)

                    COMMON STOCK, $2.00 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            943614107 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. PETER W. VAN WEL

                     c/o Wolters Kluwer United States Inc.
                             161 North Clark Street
                                   48th Floor
                            Chicago, Illinois 60601
                                 (312) 425-7010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                        Pryor, Cashman, Sherman & Flynn
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

* This Statement also constitutes Amendment No. 1 to the Statement on Schedule 13D of MP Acquisition Corp., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv filed with respect to the shares of Common Stock, par value $2.00 per share, of Waverly, Inc. beneficially owned by MP Acquisition Corp., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv.

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    This Amendment No. 5 amends the Tender Offer Statement on Schedule 14D-1 of
MP Acquisition Corp., a Maryland Corporation (the "Offeror"), Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), and Wolters Klumer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer") filed with the Securities and Exchange Commission on February 18, 1998, as previously amended, relating to the tender offer (the "Offer") for all outstanding shares of common stock (the "Shares"), par value $2.00 per share of Waverly, Inc., a Maryland corporation (the "Company"). This Amendment No. 5, which constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1, also constitues Amendment No. 1 to the Statement on Schedule 13D of the Offeror, Parent, and Wolters Kluwer with respect to the Shares beneficially owned by the Offeror, Parent, and Wolters Kluwer.

Item 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY

    Item 6 is hereby amended to add the following information:

    Immediately following the expiration of the Offer on May 19, 1998, the Offeror accepted for payment a total of 9,942,687 shares of Common Stock of the Company.

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Item 10.  ADDITIONAL INFORMATION

    Item 10(f) is hereby amended to add the following information:

    The Offer terminated at Midnight, New York City Time, on Tuesday, May 19, 1998.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: May 28, 1998                          MP Acquisition Corp.

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Vice President, Treasurer and
                                                        Secretary
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: May 28, 1998                          Wolters Kluwer U.S. Corporation

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Executive Vice President
                                                             and Chief Financial Officer
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: May 28, 1998                          Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member of the Executive Board
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